                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)*

                               The Centris Group, Inc.
                               -----------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                        --------------------------------------
                            (Title of Class of Securities)

                                      155904105
                                    --------------
                                    (CUSIP Number)

                                  Stephen L. Way
                            HCC Insurance Holdings, Inc.
                              13403 Northwest Freeway
                             Houston, Texas 77040-6094
                                   (713) 690-7300

             (Name, Address and Telephone Number of Person authorized to
                         Receive Notices and Communications)

                                   with copies to:

                                   Arthur S. Berner
                          Winstead Sechrest & Minick P.C.
                               910 Travis, Suite 2400
                               Houston, Texas  77002
                                   (713) 650-2729

                                  January 29, 1999
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                            CUSIP NO. 404132102

-------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1.     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HCC Insurance Holdings, Inc.             76-0336636
-------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
                                                                    (b)[X]
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3.     SEC USE ONLY

-------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       WC
-------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
       PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
-------------------------------------------------------------------------------
                 7.
                      SOLE VOTING POWER
   NUMBER OF
                      200,000
                 --------------------------------------------------------------
     SHARES      8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          -0-
                 --------------------------------------------------------------
      EACH       9.   SOLE DISPOSITIVE POWER
   REPORTING
     PERSON           200,000
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
      WITH
                      -0-
-------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       200,000
-------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          [ ]
       CERTAIN SHARES*
-------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.71%     (See Item 5)
-------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON *

       CO and HC
-------------------------------------------------------------------------------

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                                                            CUSIP NO. 404132102

     This Amendment No. 2 amends and supplements the Schedule 13D dated January 11, 1999 and amended on January 29, 1999 filed by HCC Insurance Holdings, Inc., a Delaware corporation ("HCC") with respect to its acquisition of shares of common stock, $.01 par value per share (the "Shares") of The Centris Group, Inc., a Delaware corporation (the "Issuer").

ITEM 4.   PURPOSE OF THE TRANSACTION

          Commencing in May, 1998 the Company, through its subsidiary, Houston Casualty Company, purchased Shares of the Issuer in order to acquire an equity position in the Issuer. Through January 11, 1999, the date of HCC's original filing, HCC owned 911,200 Shares constituting approximately 7.79% of the outstanding Shares of the Issuer (based on 11,702,296 shares of the Issuer outstanding on September 30, 1998).

          During 1998, HCC initiated informal discussions with the Issuer relating to a possible business combination. The Issuer, through its Chief Executive Officer, advised HCC that it did not wish to have combination discussions and that it preferred to remain an independent company. These discussions were generally cordial, but the discussions did not result in any agreement being reached between HCC and the Issuer.

          On January 11, 1999 HCC, concurrently with the filing of the
          Schedule 13D amended hereby, notified the Issuer of its offer to acquire 100% of the Issuer's Common Stock at a price of $13.25 per share in a negotiated business combination. HCC also issued a press release announcing its actions. On January 27, 1999, the Issuer issued a press release announcing that its board of directors had rejected such offer. Such press release was filed as an Exhibit with Amendment No. 1. Also on January 27, 1999, the Company announced that it had withdrawn such offer following the rejection of the offer by the Issuer's board of directors. Such release was filed as an Exhibit with Amendment No. 1.

          HCC has determined not to pursue at this time any new proposal for such a business combination in light of the rejection of its prior offer. HCC intends to review on a continuing basis various factors relating to its investment in the Issuer, including the Issuer's business and prospects, the price of Shares, subsequent development affecting the Issuer, other investment and business opportunities available to HCC, and general stock market and economic conditions. Based on these facts, HCC has determined to sell part, and may determine to sell all, of its investment in the Issuer.

          Since determining not to pursue its offer, HCC has sold 711,200 Shares reducing its holdings to 200,000 Shares or 1.71% of the outstanding Shares of the Issuer.

          Except as otherwise indicated in this Item 4, HCC has no present plans or proposals with respect to the Issuer (although it reserves the right to develop any such plan or proposals).


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (a) HCC owns 200,000 Shares representing approximately 1.71% of the total number of Shares outstanding (based upon the 11,702,296 Shares outstanding on September 30, 1998 as


                                       3
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                                                            CUSIP NO. 404132102

               disclosed in the Issuer's quarterly report on Form 10-Q for the nine months ended September 30, 1998). Such Shares are held solely by HCC. To the best knowledge of HCC, no director or executive officer of HCC beneficially owns any Shares of the Issuer, except that Alan W. Fulkerson, a Director of HCC, is a Director, Shareholder and President of Century Capital Management, Inc., a registered investment advisor which exercises both voting and investment power with respect to 90,000 shares of the Issuer owned of record by ISF Limited Partnership ("ISF"). Although Mr. Fulkerson may be deemed to beneficially own the 90,000 shares owned of record by ISF, he disclaims beneficial ownership of such shares, except to the extent of his less than 1% actual pecuniary interest therein.

          (b) HCC has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it.

          (c)  The table set forth in Appendix B to this Amendment No. 2 to the
               Schedule 13D contains certain information with respect to all transactions in the Shares effected by the Company during the past 60 days and is incorporated herein by reference.

          (d) No person other than HCC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by HCC.

          (e)  N/A


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       HCC Insurance Holdings, Inc.


February 3, 1999
                                       By: /s/ STEPHEN L. WAY
                                          ------------------------------------
                                           Stephen L. Way
                                           Chief Executive Officer
                                           and Chairman of the Board

                                                            CUSIP NO. 404132102

                                      APPENDIX B

                          TRANSACTIONS IN THE ISSUER'S STOCK
                                SINCE DECEMBER 1, 1998

                        Number of            Number of          Average Price
  Purchase Date      Shares Acquired      Shares Disposed         per Share
  -------------      ---------------      ---------------       -------------
    12/30/98            272,500                                    $ 9.23
    12/31/98            543,700(1)                                   9.83
    01/07/99             50,000                                      9.63
    01/08/99             45,000                                      9.75
    01/29/99                                  204,500               12.01
    02/01/99                                  110,000               11.02
    02/02/99                                  396,700                9.93
                  ------------------------------------
                  Total held as of
                  02/03/99                    200,000

---------------------------------
(1) Acquired in a private purchase effective as of December 31, 1998 by HCC from Houston Casualty Company ("HC"), its wholly-owned subsidiary. Prior to the time of such acquisition, by virtue of the fact that HC is a wholly-owned subsidiary of HCC, HCC may be deemed to have held shared voting and dispositive power of the Shares which were owned by HC. Since December 1, 1998, HC acquired the shares of the Issuer set forth in the following table:

                                  Number                     Average Cost
   Purchase Date                of Shares                     per Share
   -------------                ---------                    ------------
     12/11/98                     75,000                         $9.50
     12/16/98                     13,700                          9.01
     12/28/98                     20,000                          9.15
     12/28/98                     10,000                          9.06
     12/28/98                     50,000                          9.00
     12/28/98                    165,000                          9.13
                                 -------
                     Total...... 333,700


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